Exhibit 10.13

Executive Officer Compensation Summary

     Renaissance Learning, Inc.’s (the “Company’s”) executive officers consist of Mr. John Hickey, President and Chief Executive Officer; Mr. Steven Schmidt, Executive Vice President; Ms. Mary Minch, Chief Financial Officer; Mr. Terrance Paul, Co-Chairman of the Board; and Ms. Judith Paul, Co-Chairman of the Board.

     The compensation structure for executive officers of the Company consists of base salary, cash bonus, and stock option grants. The Company’s Incentive Bonus Plan permits participants in the plan to receive up to 100% of their base salary in a cash bonus which is tied to the performance of the Company. Bonus awards are subject to a four year vesting period, vesting 25% per year beginning one year from the date of the initial award. The vested portion of the award is then paid out promptly upon vesting. Options granted under the Company’s Stock Incentive Plan are granted at the fair market value of the stock on the date of grant, are subject to a four year vesting schedule (vesting 25% per year beginning one year from the date of grant), and expire 10 years from the date of grant (subject to earlier termination in the event of termination of employment; but see discussion of Mr. Hickey’s option grants below).

     Each executive receives a base salary, but only Mr. Schmidt and Ms. Minch participate in the Company’s Incentive Bonus Plan. Only Mr. Hickey and Mr. Schmidt participate in the Company’s Stock Incentive Plan. In addition, each executive is entitled to receive 401(k) plan and supplemental executive retirement plan (“SERP”) matching amounts contributed by the Company. The Company does not have employment agreements with any of its executive officers.

     Compensation decisions affecting the Company’s executive officers are made in July of each year by the Compensation Committee of the Board of Directors. On July 21, 2004 (or November 22, 2004, in the case of Ms. Minch), the Compensation Committee approved the terms of compensation to be paid to the Company’s executive officers for the subsequent 12 month period, as follows:

•	Mr. Hickey. The Committee approved a 5% increase in Mr. Hickey’s base salary, as well as a 5% increase in the current dollar value of stock options granted to him. As a result of these increases, Mr. Hickey’s base salary is now $439,425 and the current dollar value of stock options granted to him (as of the date of grant) is $1,837,500. Regarding Mr. Hickey’s options, so long as he remains employed with the Company until July 17, 2008, his options will continue to vest after that date in the normal course, even if he terminates his employment, and he will be permitted to continue to exercise his options for their full 10 year term.

•	Mr. Schmidt. The Committee approved a 5% increase in Mr. Schmidt’s base salary, as well as a 5% increase in the current dollar value of stock options granted to him. As a result of these increases, Mr. Schmidt’s base salary is now $286,650 and the current dollar value of stock options granted to him (as of the date of grant) is $210,000. The Committee also approved a cash bonus for Mr. Schmidt of up to 100% of his base salary.

•	Ms. Minch. The Committee approved a 20% increase in Ms. Minch’s base salary. As a result of this increase, Ms. Minch’s base salary is now $153,500. The Committee also approved a cash bonus for Ms. Minch of up to 70% of her base salary.

•	Mr. Paul. The Committee decreased the base salary of Mr. Paul by 23%. As a result of this decrease, Mr. Paul’s base salary is now $250,000.

•	Ms. Paul. The Committee made no changes to the base salary of Ms. Paul, which remains at $175,000.

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